                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*


                              Komag, Incorporated
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   500453105
                    ---------------------------------------
                                (CUSIP Number)


                                 June 12, 2000
          -----------------------------------------------------------
             Date of Event Which Requires Filing of the Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)
[x ]  Rule 13d-1(c)
[  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO.  500453105                13G                     Page 2 of 16 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO OF ABOVE PERSON

      Name Citadel Limited Partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4        Illinois limited partnership
          U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                  0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          $9,281,730.84 in principal amount of Convertible Notes
     OWNED BY               plus accrued interest (convertible into 3,741,037
                            shares of Common Stock)/1//2/
       EACH               Warrants to purchase shares of Common Stock
                            (exercisable into 226,744 shares of Common
    REPORTING               Stock)/2/
                          1,322,600 shares of Common Stock
      PERSON       -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
       WITH          7
                                0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 7.5% as of the date of filing of this statement. (Based on 66,772,819 shares of Common Stock issued and outstanding as of July 2, 2000, plus the shares of Common Stock issuable upon the conversion of the Convertible Notes and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*
                       PN; HC
------------------------------------------------------------------------------


/1/ The Convertible Notes accrue interest at a rate of 8.0% per annum from the date of issuance, payable in Common Stock, upon the earlier of conversion, redemption or maturity.

/2/ See Footnote 2 in Item 4.

  CUSIP NO.  500453105                13G                     Page 3 of 16 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO OF ABOVE PERSON

      Name GLB Partners, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4          Delaware limited partnership
            U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                  0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          $9,281,730.84 in principal amount of Convertible Notes
     OWNED BY               plus accrued interest (convertible into 3,741,037
                            shares of Common Stock)/1//2/
       EACH               Warrants to purchase shares of Common Stock
                            (exercisable into 226,744 shares of Common
    REPORTING               Stock)/2/
                          1,322,600 shares of Common Stock
      PERSON       -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
       WITH          7
                                0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 7.5% as of the date of filing of this statement. (Based on 66,772,819 shares of Common Stock issued and outstanding as of July 2, 2000, plus the shares of Common Stock issuable upon the conversion of the Convertible Notes and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*
                     PN; HC
------------------------------------------------------------------------------


/1/ The Convertible Notes accrue interest at a rate of 8.0% per annum from the date of issuance, payable in Common Stock, upon the earlier of conversion, redemption or maturity.

/2/ See Footnote 2 in Item 4.

  CUSIP NO.  500453105                13G                     Page 4 of 16 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO OF ABOVE PERSON

      Name Citadel Investment Group, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4          Delaware limited liability company
            U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                  0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          $9,281,730.84 in principal amount of Convertible Notes
     OWNED BY               plus accrued interest (convertible into 3,741,037
                            shares of Common Stock)/1//2/
       EACH               Warrants to purchase shares of Common Stock
                            (exercisable into 226,744 shares of Common
    REPORTING               Stock)/2/
                          1,322,600 shares of Common Stock
      PERSON       -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
       WITH          7
                                0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 7.5% as of the date of filing of this statement. (Based on 66,772,819 shares of Common Stock issued and outstanding as of July 2, 2000, plus the shares of Common Stock issuable upon the conversion of the Convertible Notes and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*
                            OO; HC
------------------------------------------------------------------------------


/1/ The Convertible Notes accrue interest at a rate of 8.0% per annum from the date of issuance, payable in Common Stock, upon the earlier of conversion, redemption or maturity.

/2/ See Footnote 2 in Item 4.

  CUSIP NO.  500453105                13G                     Page 5 of 16 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO OF ABOVE PERSON

      Name Kenneth Griffin

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
           U.S. Citizen
           U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                  0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          $9,281,730.84 in principal amount of Convertible Notes
     OWNED BY               plus accrued interest (convertible into 3,741,037
                            shares of Common Stock)/1//2/
       EACH               Warrants to purchase shares of Common Stock
                            (exercisable into 226,744 shares of Common
    REPORTING               Stock)/2/
                          1,322,600 shares of Common Stock
      PERSON       -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
       WITH          7
                                0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 7.5% as of the date of filing of this statement. (Based on 66,772,819 shares of Common Stock issued and outstanding as of July 2, 2000, plus the shares of Common Stock issuable upon the conversion of the Convertible Notes and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*
                      IN
------------------------------------------------------------------------------


/1/ The Convertible Notes accrue interest at a rate of 8.0% per annum from the date of issuance, payable in Common Stock, upon the earlier of conversion, redemption or maturity.

/2/ See Footnote 2 in Item 4.

  CUSIP NO.  500453105                13G                     Page 6 of 16 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name Wellington Partners Limited Partnership

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Illinois limited partnership
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          $9,281,730.84 in principal amount of Convertible
     OWNED BY               Notes plus accrued interest (convertible into
                            3,741,037 shares of Common Stock)/1//2/
       EACH               Warrants to purchase shares of Common Stock
                            (exercisable into 226,744 shares of Common
    REPORTING               Stock)/2/
                          1,322,600 shares of Common Stock
      PERSON       -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
       WITH          7
                          0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 7.5% as of the date of filing of this statement. (Based on 66,772,819 shares of Common Stock issued and outstanding as of July 2, 2000, plus the shares of Common Stock issuable upon the conversion of the Convertible Notes and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*
      PN; HC
------------------------------------------------------------------------------


/1/ The Convertible Notes accrue interest at a rate of 8.0% per annum from the date of issuance, payable in Common Stock, upon the earlier of conversion, redemption or maturity.

/2/ See Footnote 2 in Item 4.

  CUSIP NO.  500453105                13G                     Page 7 of 16 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name Olympus Securities, Ltd.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Bermuda company

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          $9,281,730.84 in principal amount of Convertible Notes
     OWNED BY               plus accrued interest (convertible into
                            3,741,037 shares of Common Stock)/1//2/
       EACH               Warrants to purchase shares of Common Stock
                            (exercisable into 226,744 shares of Common
    REPORTING               Stock)/2/
                          1,322,600 shares of Common Stock
                   -----------------------------------------------------------
      PERSON              SOLE DISPOSITIVE POWER
                     7
       WITH               0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 7.5% as of the date of filing of this statement. (Based on 66,772,819 shares of Common Stock issued and outstanding as of July 2, 2000, plus the shares of Common Stock issuable upon the conversion of the Convertible Notes and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*
          CO
------------------------------------------------------------------------------


/1/ The Convertible Notes accrue interest at a rate of 8.0% per annum from the date of issuance, payable in Common Stock, upon the earlier of conversion, redemption or maturity.

/2/ See Footnote 2 in Item 4.

  CUSIP NO.  500453105                13G                     Page 8 of 16 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name Kensington Global Strategies Fund, Ltd.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Bermuda company

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          $9,281,730.84 in principal amount of Convertible
     OWNED BY               Notes plus accrued interest (convertible into
                            3,741,037 shares of Common Stock)/1//2/
       EACH               Warrants to purchase shares of Common Stock
                            (exercisable into 226,744 shares of Common
    REPORTING               Stock)/2/
                          1,322,600 shares of Common Stock
                   -----------------------------------------------------------
      PERSON              SOLE DISPOSITIVE POWER
                     7
       WITH               0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 7.5% as of the date of filing of this statement. (Based on 66,772,819 shares of Common Stock issued and outstanding as of July 2, 2000, plus the shares of Common Stock issuable upon the conversion of the Convertible Notes and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*
      Co; HC
------------------------------------------------------------------------------


/1/ The Convertible Notes accrue interest at a rate of 8.0% per annum from the date of issuance, payable in Common Stock, upon the earlier of conversion, redemption or maturity.

/2/ See Footnote 2 in Item 4.

  CUSIP NO.  500453105                13G                     Page 9 of 16 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Name Nelson Partners Ltd.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Cayman Islands company

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          $9,281,730.84 in principal amount of Convertible
     OWNED BY               Notes plus accrued interest (convertible into
                            3,741,037 shares of Common Stock)/1//2/
       EACH               Warrants to purchase shares of Common Stock
                            (exercisable into 226,744 shares of Common
    REPORTING               Stock)/2/
                            1,322,600 shares of Common Stock

                   -----------------------------------------------------------
      PERSON              SOLE DISPOSITIVE POWER
                     7
       WITH               0
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          See Row 6 above.
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      See Row 6 above.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      Approximately 7.5% as of the date of filing of this statement. (Based on 66,772,819 shares of Common Stock issued and outstanding as of July 2, 2000, plus the shares of Common Stock issuable upon the conversion of the Convertible Notes and exercise of the Warrants referred to in Row 6 above.)
------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*
      CO
------------------------------------------------------------------------------


/1/ The Convertible Notes accrue interest at a rate of 8.0% per annum from the date of issuance, payable in Common Stock, upon the earlier of conversion, redemption or maturity.

/2/ See Footnote 2 in Item 4.

  CUSIP NO.  500453105                13G                    Page 10 of 16 Pages


Item 1(a)   Name of Issuer:   KOMAG, INCORPORATED

     1(b)   Address of Issuer's Principal Executive Offices:

                    1710 Automation Parkway
                    San Jose, California 95131

Item 2(a)   Name of Person Filing
Item 2(b)   Address of Principal Business Office
Item 2(c)   Citizenship

                    Citadel Limited Partnership
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60606
                    Illinois limited partnership

                    GLB Partners, L.P.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60606
                    Delaware limited partnership

                    Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60606
                    Delaware limited liability company

                    Kenneth Griffin
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60606
                    U.S. Citizen

                    Wellington Partners Limited Partnership
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9th Floor
                    Chicago, Illinois 60606
                    Illinois limited partnership

  CUSIP NO.  500453105                13G                    Page 11 of 16 Pages


                    Olympus Securities, Ltd.
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9/th/ Floor
                    Chicago, Illinois 60606
                    Bermuda company

                    Kensington Global Strategies Fund, Ltd.
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9/th/ Floor
                    Chicago, Illinois 60606
                    Bermuda company

                    Nelson Partners Ltd.
                    c/o Citadel Investment Group, L.L.C.
                    225 W. Washington
                    9/th/ Floor
                    Chicago, Illinois 60606
                    Cayman Islands company

   2(d)   Title of Class of Securities:

                    Common Stock, par value $0.01 per share

   2(e)   CUSIP Number:             500453105.


Item 3   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

         (a)     [__]  Broker or dealer registered under Section 15 of the
                       Exchange Act;

         (b)     [__]  Bank as defined in Section 3(a)(6) of the Exchange Act;

         (c)     [__]  Insurance company as defined in Section 3(a)(19) of the
                       Exchange Act;

         (d)     [__]  Investment company registered under Section 8 of the
                       Investment Company Act;

         (e)     [__]  An investment adviser in accordance with Rule
                       13d-1(b)(1)(ii)(E);

  CUSIP NO.  500453105                13G                    Page 12 of 16 Pages



         (f)     [__]  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g)     [__]  A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

         (h)     [__]  A savings association as defined in Section 3(b) of the
                       Federal Deposit Insurance Act;

         (i)     [__]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j)     [__]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to Rule 13d-1(c), check this box.
[x]

Item 4   Ownership:

CITADEL LIMITED PARTNERSHIP
GLB PARTNERS, L.P.
CITADEL INVESTMENT GROUP, L.L.C.
KENNETH GRIFFIN
WELLINGTON PARTNERS LIMITED PARTNERSHIP
OLYMPUS SECURITIES, LTD.
KENSINGTON GLOBAL STRATEGIES FUND, LTD.
NELSON PARTNERS LTD.

   (a)   Amount beneficially owned:

$9,281,730.84 in principal amount of Convertible Notes plus accrued interest
   (convertible into 3,741,037 shares of Common Stock)./1///2/
Warrants to purchase shares of Common Stock (exercisable into 226,744 shares of
   Common stock)./2/
1,322,600 shares of Common Stock.

   (b)   Percent of Class:

Approximately 7.5% as of the date of filing of this statement. (Based on 66,772,819 shares of Common Stock issued and outstanding as of July 2, 2000, plus the shares of Common Stock issuable upon the conversion of the Convertible Notes and exercise of the Warrants referred to in item (a) above.)

  CUSIP NO.  500453105                13G                    Page 13 of 16 Pages


   (c)   Number of shares as to which such person has:

         (i)    sole power to vote or to direct the vote:

                    0

         (ii)   shared power to vote or to direct the vote:

                See item (a) above.

         (iii)  sole power to dispose or to direct the disposition of:

                    0

         (iv)   shared power to dispose or to direct the disposition of:

                See item (a) above.

/1/ The Convertible Notes accrue interest at a rate of 8.0% per annum from the date of issuance, payable in Common Stock, upon the earlier of conversion, redemption or maturity.

/2/ The securities reported herein include (i) 1,322,600 shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), (ii) shares of Common Stock that the Reporting Persons may acquire in the future through the conversion of $9,281,730.84 in principal amount of Convertible Notes (the "Convertible Notes") plus accrued interest on such principal amount, which may be converted by the Reporting Persons at any time prior to and including June 2, 2005 (the "Maturity Date"), into shares of the Common Stock at the conversion price equal to $2.53, subject to adjustment upon certain defaults and dilutive events (the "Conversion Price") and (iii) shares of Common stock that the Reporting Persons may acquire in the future through the exercise by the Reporting Persons of warrants (the "Warrants") to purchase up to 226,744 shares of Common Stock at the exercise price equal to $2.1281. The Warrants were issued on June 1, 2000. Warrants to purchase 64,784 shares of Common Stock may be exercised at any time prior to 5:00 p.m. Los Angeles Time, on June 1, 2011, unless terminated earlier under certain circumstances, and Warrants to purchase 161,960 shares of Common Stock may be exercised at any time prior to 5:00 p.m. Los Angeles Time, on June 1, 2010. The Convertible Notes were issued on June 2, 2000.

The Convertible Notes accrue interest at the rate of 8% per annum from June 2, 2000, payable in Common Stock, upon the earlier of conversion, redemption or maturity. As of August 30, 2000, the Convertible Notes had accrued interest of approximately $183,092.

Pursuant to the terms of the Convertible Notes the Company will not be required to issue more than approximately 13,204,202 shares of Common Stock to the Reporting Persons upon conversion of the Convertible Notes until the earlier of the date the Company receives shareholder approval for issuance of the Common Stock upon the conversion of the Convertible Notes and the

  CUSIP NO.  500453105                13G                    Page 14 of 16 Pages


date such issuance would not violate the rules of the principal securities market or exchange on which the Common Stock is designated or listed.

In addition the Reporting Persons have the right to purchase up to an additional $35,700,000 in principal amount of convertible notes by giving notice to the Company at any time prior to June 2, 2005 and upon paying the purchase price for each $1,000 of principle amount of the Convertible Notes by exchanging $1,428.57142857 in principal and accrued and unpaid interest of the Company's restructured bank debt issued pursuant to that certain Loan Restructuring Agreement by and among the Company, Bank Boston, N.A. and the banks party thereto. The Conversion Price for such additional convertible notes will be equal to 115% of the average of the closing sale prices of the Common Stock for the five consecutive trading days immediately preceding the date that the Reporting Person gives notice of its intention to buy such additional convertible notes.

Pursuant to the terms of the Convertible Notes, the Reporting Persons cannot be the "beneficial owners" of more than 10.00% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

Item 5   Ownership of Five Percent or Less of a Class:
                    Not Applicable.

Item 6   Ownership of More than Five Percent on Behalf of Another Person:
                    Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                    See Item 2 above.

Item 8   Identification and Classification of Members of the Group:
                    Not Applicable.

Item 9   Notice of Dissolution of Group:
                    Not Applicable.

Item 10  Certification:

   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

  CUSIP NO.  500453105                13G                    Page 15 of 16 Pages



     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 30/th/ day of August, 2000  /s/ Kenneth Griffin
                                      ---------------------------------
                                           Kenneth Griffin

CITADEL LIMITED PARTNERSHIP                CITADEL INVESTMENT GROUP, L.L.C.

By: GLB Partners, L.P.,                    By:  /s/ Kenneth Griffin
    its General Partner                        ---------------------------------
                                               Kenneth Griffin, President

By: Citadel Investment Group, L.L.C.,
    its General Partner                    OLYMPUS SECURITIES, LTD.


By: /s/ Kenneth Griffin                    By: Citadel Limited Partnership,
   ---------------------------------           its Trading Manager
    Kenneth Griffin, President


GLB PARTNERS, L.P.                         By: GLB Partners, L.P.,
                                               its General Partner
By: Citadel Investment Group, L.L.C.,
    its General Partner                    By: Citadel Investment Group, L.L.C.,
                                               its General Partner

By: /s/ Kenneth Griffin
   ---------------------------------       By:  /s/ Kenneth Griffin
    Kenneth Griffin, President                 ---------------------------------
                                               Kenneth Griffin, President


WELLINGTON PARTNERS LIMITED                NELSON PARTNERS LTD
PARTNERSHIP


By: Citadel Limited Partnership,           By: Citadel Limited Partnership,
    its General Partner                        its Trading Manager


By: GLB Partners, L.P.,                    By: GLB Partners, L.P.,
    its General Partner                        its General Partner


By: Citadel Investment Group, L.L.C.,      By: GLB Partners, L.P.,
    its General Partner                        its General Partner


By: /s/ Kenneth Griffin                    By: /s/ Kenneth Griffin
   ---------------------------------          ----------------------------------
    Kenneth Griffin, President                 Kenneth Griffin, President

  CUSIP NO.  500453105                13G                    Page 16 of 16 Pages


KENSINGTON GLOBAL STRATEGIES
FUND, LTD.

By: Citadel Limited Partnership,
    its Trading Manager

By: GLB Partners, L.P.,
    its General Partner

By: Citadel Investment Group, L.L.C.,
    its General Partner

By: /s/ Kenneth Griffin
   -------------------------------------
   Kenneth Griffin, President